27680 Franklin Rd. Southfield, MI 48034 P: 248.223.9160

August 6, 2015

Melissa Raminpour
Branch Chief
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C., 20549-3561

Re: Diversified Restaurant Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2014
Form 8-K filed July 1, 2015
File No. 000-53577

Dear Ms. Raminpour:
On behalf of Diversified Restaurant Holdings, Inc. (the "Company"), I write to respond to the comments contained in your letter to the Company dated July 24, 2015, related to the above-referenced Form 10-K (the “10-K”) and Form 8-K (the “8-K”). For your ease of reference, your comments are reproduced below, accompanied by the Company's responses.
Form 10-K for the Fiscal Year Ended December 28, 2014
Commission Comment:

1.
We note that you have concluded your disclosure controls and procedures were effective while concluding your internal control over financial reporting were not effective due to the material weaknesses disclosed as of December 28, 2014. Under your set of circumstances, please explain to us how you arrived at different conclusions in light of the existing material weaknesses. Please also address your conclusions for the quarterly period ended March 29, 2015.

Company Response:
We acknowledge the Staff’s comment and respectfully note that, unlike Item 308 of Regulation S-K relating to management’s annual report on internal control over financial reporting, Item 307 of Regulation S-K does not require management to conclude that its disclosure controls and procedures are not effective if one or more material weaknesses are identified.
The material weakness was isolated and confined to our evaluation and review of various accounting matters prior to presentation of these matters to our external auditors. Specifically, our internal evaluation of long-lived assets for potential impairment was not sufficient under generally accepted accounting principles, our evaluation of the accounting for modifications made under our borrowing arrangements reached an incorrect conclusion, and we did not adequately evaluate the realization of our deferred tax assets. Each of these

27680 Franklin Rd. Southfield, MI 48034 P: 248.223.9160

matters was identified in the course of our preparation of the financial statements to be contained in the Form 10-K. However, none of the identified deficiencies affected the Company’s ability to prepare and file accurate financial statements in a timely manner. Management, with the oversight of the Board of Directors (which oversees the Company’s disclosure controls), deemed the Company’s disclosure controls and procedures to be effective because it determined that the Company had in place adequate and appropriate procedures, controls and protocols designed to ensure that information required to be disclosed in the reports filed with the Commission would be recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.
Form 8-K filed July 1, 2015
Commission Comment:

2.
We note disclosure of your June 29, 2015 acquisition of 18 existing Buffalo Wild Wings restaurants from A Sure Wing, LLC, for $54 million in cash at closing, subject to adjustment for specified items. As this acquisition appears to be material for providing audited historical financial statements and pro forma financial statements pursuant to Rule 3-05 and Article 11 of Regulation S-X, please provide us with your computation of significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X and tell us of your intent to provide the required financial statements.

Company Response:
In response to the Staff's comment, the Company advises the Staff that the following are the computations for our significant subsidiary tests as set forth in Rule 1-02(w) of Regulations S-X:

Investment test:
Total GAAP purchase price	$54,000,000
DRH's consolidated assets as of December 28, 2014	$113,447,034
Significance ratio	47.6%

Asset test:
Target's total assets as of December 28, 2014	$11,448,756
DRH's consolidated assets as of December 28, 2014	$113,447,034
Significance ratio	10.1%

Income Test
Target’s Pre-Tax income for the year ended December 28, 2014	$4,461,074
DRH’s 5 Year Average Pre-tax Income (Loss) (1)	$1,428,545
Significance ratio	312.3%

27680 Franklin Rd. Southfield, MI 48034 P: 248.223.9160

(1) For the income test above, management used DRH’s five year average pre-tax income number under computational note 2 for §210.1-02(w) was DRH’s five year pre-tax income (loss) number for the fiscal year ended December 27, 2014 of ($2,975,233) is more than 10% lower than the average of the income for the past five fiscal years. The five-year average is calculated as follows (amounts in thousands):

Fiscal Year		Pre-tax Income (Loss)	Use for Calculation
2014		$(2,975,233)	$—
2013		(127,142)	—
2012		274,972	274,972
2011		2,582,117	2,582,117
2010		(8,864)	—
	$	Total	$2,857,089
			2,857,089/2 years
		Average	$1,428,545

The Company has determined pursuant to §210.3-05(b)(iv) that, because one of the conditions exceeds 50 percent but net revenues reported by the target for the most recent fiscal year are less than $50 million, the Company will furnish historical audited financial statements for at least the two most recent fiscal years and any interim periods specified in §§210.3-01 and 210.3-02 and pro forma financial statements pursuant to Article 11 of Regulation S-X on or before September 14, 2015.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DIVERSIFIED RESTAURANT HOLDINGS, INC.

By: /s/ David G. Burke
Name: David G. Burke
Title: Principal Financial and Accounting Officer